Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY OFFSHORE ANNOUNCES $45 MILLION

EQUITY PRIVATE PLACEMENT

Hamilton, Bermuda, July 13, 2012 – Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), announced today that it has issued approximately 1.7 million common units in a private placement to a group of institutional investors for proceeds of approximately $45 million (excluding its general partner’s proportionate capital contribution). The Partnership intends to use the proceeds from the sale of common units to partially fund its previously announced acquisition of four newbuilding shuttle tankers that are scheduled to deliver in mid-2013. The institutional investors participating in the private placement are funds managed by Salient Capital Advisors, LLC, ClearBridge Advisors, LLC and Harvest Fund Advisors LLC.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any other securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Teekay Offshore

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore owns interests in 40 shuttle tankers (including four chartered-in vessels and four committed newbuildings), three floating production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and nine conventional oil tankers. In addition, Teekay Offshore has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation (NYSE: TK) and Sevan Marine ASA (Oslo Bors: SEVAN). The majority of Teekay Offshore’s fleet trades on long-term, stable contracts and it is structured as a publicly-traded master limited partnership (MLP).

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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